September 16, 2021

VIA EDGAR TRANSMISSION

Ms. Elena Stojic

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Walthausen Funds (the “Registrant”), File Nos. 811-22143, 333-147324

Dear Ms. Stojic:

On September 3, 2021, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Walthausen Small Cap Value Fund and the Walthausen Focused Small Cap Value Fund (each a “Fund” and collectively, the “Funds”). In a telephone conversation on September 13, 2021, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please note that under the Investment Company Act of 1940, as amended (the “1940 Act”), each Fund is required to approve the new advisory agreement by a separate vote. The Staff further notes that the current disclosure suggests that the Funds will vote together which would be inconsistent with the 1940 Act. Please revise the Proxy Statement to provide separate proposals and votes for each Fund.

Response: The Registrant has revised the existing disclosure to clarify that each Fund’s shareholders will be voting separately and must approve the proposal with respect to that Fund (added text is underlined).

Proposals
1.	To approve a new management agreement between Walthausen Funds and Walthausen & Co., LLC, the current investment adviser to the Funds, for each Fund. (Shareholders of each Fund, voting separately, must approve this proposal with respect to that Fund.) No investment advisory fee increase is proposed.

Ms. Elena Stojic

September 16, 2021

Comment 2: Please confirm that any considerations that are adverse to the proposals are disclosed and fairly described.

Response: The Registrant confirms that all adverse considerations are disclosed and fairly described.

Comment 3: Please state what will happen if shareholders of each Fund do not vote to approve the proposal and disclose whether the proposals are contingent upon each other.

Response: The Registrant has added the following disclosure to page 1 of the Proxy Statement:

Shareholders of record at the close of business on [September 14], 2021 (the "Record Date") are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Transaction (as defined below) will not close until shareholders of each Fund approve the Proposal. The Board may take action including adjourning to a later a date to further solicit the required shareholder votes.

Comment 4: In the “Management Agreements” section on pages 3-4 of the Proxy Statement, please state whether the Funds will have new service agreements with the Walthausen & Co., LLC (the “Adviser”) and state whether those agreements will be substantially similar in all material respect to existing service agreements.

Response: The Registrant has added the following disclosure to the “Management Agreements” section on pages 3-4:

Walthausen Small Cap Value Fund

Under a Services Agreement with the Fund, the Adviser receives an additional fee of 0.45% of the Fund’s average daily net assets up to $100 million, 0.25% of the Fund’s average daily net assets between $100 million and $500 million, and 0.15% of such assets in excess of $500 million and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and

Ms. Elena Stojic

September 16, 2021

(b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. The Services Agreement between the Fund and the Adviser will not terminate upon the Adviser’s change of control.

Walthausen Focused Small Cap Value Fund

Under a Services Agreement with the Fund, the Adviser receives an additional fee of 0.20% of the Fund’s average daily net assets and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. The Services Agreement between the Fund and the Adviser will not terminate upon the Adviser’s change of control.

Comment 5: In the “Management Agreements” section on pages 3-4 of the Proxy Statement, please describe any fee waiver agreements that are in place and whether such agreements will continue under the new advisory agreement.

Response: The Registrant has revised the disclosure as follows (added text is underlined):

The Adviser has contractually agreed to waive Services Agreement fees and Management fees for the Walthausen Small Cap Value Fund to the extent necessary to maintain total annual operating expenses of the Institutional Class Shares and Investor Class Shares, excluding brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses at 0.98% and 1.21% respectively, of its average daily net assets through May 31, 2022. This obligation will not terminate as a result of the Transaction. The Adviser may not terminate the fee waiver before May 31, 2022. The Trustees may terminate the expense waiver upon notice to the Adviser.

The Adviser has contractually agreed to waive Services Agreement fees for the Walthausen Focused Small Cap Value Fund to the extent necessary to maintain total annual operating expenses of the Institutional Class Shares, excluding brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses at 0.85% of its average daily net assets through May 31, 2026. The Adviser may not terminate the fee waiver before May 31, 2026. This obligation will not terminate as a result of the Transaction. The Trustees may terminate the expense waiver upon notice to the Adviser.

Comment 6: Please supplementally provide the Staff completed Security Ownership of Management and Certain Beneficial Holders tables.

Ms. Elena Stojic

September 16, 2021

Response: The Registrant has provided the requested tables as of September 14, 2021:

                  Walthausen Small Cap Value Fund

Name and Address*	Shares and Class	Percentage of Class	Percentage of the Fund
Edward A. LaVarnway	10,000 Investor Class	0.33%	0.19%
Gerard S.E. Heffernan	4,420 Investor Class	0.14%	0.08%
Stanley M. Westhoff Jr.	3,686 Investor Class	0.12%	0.07%
Mark L. Hodge	7,497 Investor Class	0.25%	0.14%

*The address of each Trustee and officer is c/o Walthausen Funds, 2691 Route 9, Suite 102, Malta, NY 12020.

Walthausen Focused Small Cap Value Fund

Name and Address*	Shares and Class	Percentage of Class	Percentage of the Fund
Edward A. LaVarnway	811 Institutional Class	0.09%	0.09%
Gerard S.E. Heffernan	7,474 Institutional Class	0.87%	0.87%
Stanley M. Westhoff Jr.	7,169 Institutional Class	0.84%	0.84%
Mark L. Hodge	5,931 Institutional Class	0.69%	0.69%

*The address of each Trustee and officer is c/o Walthausen Funds, 2691 Route 9, Suite 102, Malta, NY 12020.

As of the Record Date, the following shareholders were beneficial owners of 5% or more of the outstanding shares of the Funds. Shareholders owning more than 25% of the shares of a Fund are considered to "control" the Fund, as that term is defined under the 1940 Act. Persons controlling a Fund may determine the outcome of any proposal submitted to the shareholders for approval.

Ms. Elena Stojic

September 16, 2021

Walthausen Focused Small Cap Value Fund

Name and Address	Shares	Percent Ownership	Type of Ownership
National Financial Services FBO Customers 200 Liberty Street New York, NY 10281-1033	548,950.670	64.05%	Record
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104-4122	143,234.126	16.71%	Record
Ameritrade Inc. FBO Customers PO Box 2226 Omaha, NE 68103-2226	131,166.109	15.30%	Record

Walthausen Small Cap Value Fund – Investor Class

Name and Address	Shares	Percent Ownership	Type of Ownership
National Financial Services FBO Customers 200 Liberty Street New York, NY 10281-1033	1,655,144.372	54.13%	Record
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104-4122	901,977.547	29.50%	Record
Ameritrade Inc. FBO Customers PO Box 2226 Omaha, NE 68103-2226	202,996.15	6.64%	Record

Ms. Elena Stojic

September 16, 2021

Walthausen Small Cap Value Fund – Institutional Class

Name and Address	Shares	Percent Ownership	Type of Ownership
National Financial Services FBO Customers 200 Liberty Street New York, NY 10281-1033	2,314,991.615	72.99%	Record
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104-4122	525,446.525	23.57%	Record

Comment 7: Please file each Fund’s actual management agreement rather than the “Form of Management Agreement” in the definitive filing.

Response: The Registrant agrees to file each Fund’s actual management agreement with the definitive proxy statement.

Comment 8: With regard to the “Compensation of the Adviser” section of the Management Agreement, please supplementally provide each Fund’s management fee and ensure that each Fund’s management fee is included in the advisory agreement.

Response: The Registrant notes that the Walthausen Small Cap Value Fund pays the Adviser an annual fee equal to 1.00% of the Fund’s daily net assets. The Registrant further notes that the Walthausen Focused Small Cap Value Fund pays the Adviser an annual fee equal to 0.85% of the Fund’s daily net assets. The Registrant confirms that it will include each amount in each Fund’s management agreement that is included as an exhibit to the Proxy Statement.

Ms. Elena Stojic

September 16, 2021

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

cc: JoAnn M. Strasser